Exhibit 99




Contact: Robert Siegfried/Jeremy Fielding
Kekst and Company
212-521-4800


          Endo Pharmaceuticals Achieves Strong Second Quarter and
                    Year-to-Date 2001 Financial Results

  -- Net Sales Increase 62% and Gross Profit Rises by 82% for the Period -




     CHADDS FORD, PA, August 13, 2001 -- Endo Pharmaceuticals Holdings Inc. (Nasdaq: ENDP; ENDPW), a market leader in pain management, today reported its financial results for the three months and six months ended June 30, 2001. For the second quarter ended June 30, 2001, Endo increased net sales by 62% to $67.9 million from $41.9 million for the same period in 2000. Gross profit for the three months ended June 30, 2001 grew by 82% to $46.8 million from $25.7 million over the comparable 2000 period. Results for the 2001 periods reflect the company's merger with Algos Pharmaceutical Corporation, which was completed on July 17, 2000.

      Carol A. Ammon, President and Chief Executive Officer of Endo Pharmaceuticals, said, "Endo's continuing strong performance reflects both the high growth potential inherent in the pain management pharmaceutical marketplace and our successful positioning of our company to capitalize on this growth potential. Our results are supported by Endo's investment in sales and marketing and the first quarter deployment of 230 sales representatives.

         "Our strong performance comes amidst a growing investment in our R&D pipeline and, as previously reported, Endo is advancing several products in the clinic. In particular, we have initiated three chronic multiple dosing studies of MorphiDex(R). These studies complement the already successful pivotal chronic multiple dosing study previously submitted to the FDA and the commercial optimization of the product. As announced on September 26, 2000, the FDA requested Endo to submit a second pivotal chronic multiple dosing study to support the intended indication of MorphiDex(R). It remains our intention to file the reapplication for MorphiDex(R) as soon as possible but, because of slower than anticipated patient recruitment into the clinical studies, we believe that we will not be in a position to file this reapplication until mid-2002. In addition, the FDA is currently reviewing a number of our new products, and, although we can make no assurance, we expect that we will be able to introduce one or more of these products into the marketplace in the first half of 2002."

         No assurance can be given as to the outcome of the clinical studies or whether or if MorphiDex(R) will be approved by the FDA and whether or if additional studies will be required.

Second Quarter Results

Three Months Ended June 30, 2001 Compared to the Three Months Ended June
30, 2000

     Net sales for the three months ended June 30, 2001 increased by 62% to $67.9 million from $41.9 million in the comparable 2000 period. This increase in net sales was primarily due to the increase in net sales from several new products. In November 1999, the Company launched Percocet(R) 2.5/325, Percocet(R) 7.5/500 and Percocet(R) 10.0/650 to complement the existing Percocet(R) 5.0/325 for the relief of moderate-to-severe pain. In September 1999, the Company launched Lidoderm(R), the first FDA-approved product for the treatment of the pain of post-herpetic neuralgia. In November 1998, the Company launched the 15mg, 30mg and 60mg strengths, and in May 2001, the Company launched the 100mg strength, of Morphine Sulfate Extended Release Tablets, the therapeutic equivalent version of MS Contin(R), for relief of moderate-to-severe pain. On January 3, 2001, Watson Pharmaceuticals, Inc. announced that the Food and Drug Administration had approved Watson's abbreviated new drug application
(ANDA) for a generic equivalent to Percocet(R) 7.5/500 and Percocet(R) 10.0/650. This generic equivalent became available in April 2001. As previously disclosed by the Company, these generics may have a material impact on the results of operations and cash flows of the Company in the future.

     Gross profit for the three months ended June 30, 2001 increased by 82% to $46.8 million from $25.7 million in the comparable 2000 period. Gross profit margins increased to 69% from 61% in the comparable 2000 period due to a more favorable mix of higher margin products resulting from the product launches discussed above, and the discontinuation of some lower margin non-core products. In addition, the increase in gross profit margins was also due to the existing fixed cost nature of the Company's manufacturing relationship with DuPont Pharmaceuticals, currently the Company's most significant contract manufacturing relationship.

     Selling, general and administrative expenses for the three months ended June 30, 2001 increased by 38% to $19.5 million from $14.1 million in the comparable 2000 period. This increase was due to a $2.7 million increase in sales and promotional efforts in 2001 over the comparable 2000 period to support Lidoderm(R) and Percocet(R). The increase in sales and promotional efforts was primarily due to the first quarter 2001 deployment of a dedicated contract sales force of 230 full-time representatives comprised of 70 full-time specialty representatives and 160 full-time primary care representatives compared to 300 part-time representatives in the comparable 2000 period. In addition, the Company experienced an increase in personnel-related costs in the general and administrative functions in order to support its growth.

     Research and development expenses for the three months ended June 30, 2001 increased by 77% to $8.3 million from $4.7 million in the comparable 2000 period. This increase was due to the Company's increased spending on products under development that are focused in pain management including the products under development that had been part of the former Algos pipeline. The results of operations of Algos have been included in the Company's financial statements prospectively for reporting periods beginning July 17, 2000.

         Operating income for the three months ended June 30, 2001 increased to $6.7 million from $4.8 million in the comparable 2000 period. Pro Forma Consolidated EBITDA (as defined in footnote (1) below) for the three months ended June 30, 2001 increased to $26.6 million from $9.4 million in the comparable 2000 period. A reconciliation of Operating Income as determined by GAAP to Pro Forma Consolidated EBITDA is as follows:

                                                      (Unaudited)
                                                   Three Months Ended
                                                        June 30,
                                                     (in thousands)
                                                     --------------
                                                2001                 2000
                                                ----                 ----
   GAAP Operating Income                       $6,659               $4,755
   Depreciation and amortization               12,377                2,175
   Non-cash manufacturing charges               7,554                6,060
   Subtotal: Consolidated EBITDA               $26,590              $12,990
   Operating loss of Algos                        -                 (3,696)
   Depreciation and amortization of Algos         -                     63
                                              --------              ------
   Pro Forma Consolidated EBITDA              $26,590               $9,357
                                              ========              ======

Year-to-Date Results

Six Months Ended June 30, 2001 Compared to the Six Months Ended June 30, 2000

     Net sales for the six months ended June 30, 2001 increased by 56% to $107.2 million from $68.9 million in the comparable 2000 period. Gross profit for the six months ended June 30, 2001 increased by 81% to $73.6 million from $40.6 million in the comparable 2000 period. Gross profit margins increased to 69% from 59%. Selling, general and administrative expenses for the six months ended June 30, 2001 increased by 35% to $35.3 million from $26.1 million in the comparable 2000 period. Research and development expenses for the six months ended June 30, 2001 increased by 127% to $17.5 million from $7.7 million in the comparable 2000 period.

         Operating Loss for the six months ended June 30, 2001 decreased to $4.1 million from $19.6 million in the comparable 2000 period. Pro Forma Consolidated EBITDA (as defined in footnote (1) below) for the six months ended June 30, 2001 increased to $31.2 million from $8.2 million in the comparable 2000 period. A reconciliation of Operating Loss as determined by GAAP to Pro Forma Consolidated EBITDA is as follows:


                                                           (Unaudited)
                                                        Six Months Ended
                                                            June 30,
                                                         (in thousands)
                                                         --------------
                                                     2001              2000
                                                     ----              ----
   GAAP Operating Loss                             $(4,071)          $(19,593)
   Depreciation and amortization                    24,776              4,326
   Non-cash manufacturing charges                   10,471              9,557
   Non-cash separation benefits                       -                20,782
                                                -----------         ---------
   Subtotal: Consolidated EBITDA                   $31,176            $15,072
   Operating loss of Algos                            -                (7,017)
   Depreciation and amortization of Algos             -                   118
                                                -----------         ---------
   Pro Forma Consolidated EBITDA                   $31,176             $8,173
                                                ===========         =========


         The assets acquired and liabilities assumed, results of operations and cash flows of Algos have been included in the Company's financial statements and Management's Discussion and Analysis of Financial Conditions and Results of Operations prospectively for reporting periods beginning July 17, 2000. The Company's results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of the Company's customers, market acceptance of the Company's products and the impact of competitive products and pricing.


Forward Looking Statements

         This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Statements that are not historical facts, including statements which are preceded by, followed by, or that include, the words "believes," "anticipates," "plans," "expects" or similar expressions and statements. Endo's estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect Endo's current perspective on existing trends and information. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially from those expressed or implied by these forward-looking statements. The reader should not rely on any forward-looking statement. The Company undertakes no obligations to update any forward-looking statements whether as a result of new information, future events or otherwise. Several important factors, in addition to the specific factors discussed in connection with these forward-looking statements individually, could affect the future results of the Endo and could cause those results to differ materially from those expressed in the forward-looking statements contained herein. Important factors that may affect future results include, but are not limited to: market acceptance of the Company's products and the impact of competitive products and pricing; dependence on sole source suppliers; the success of the Company's product development activities and the timeliness with which regulatory authorizations and product launches may be achieved; successful compliance with extensive, costly, complex and evolving governmental regulations and restrictions; the availability on commercially reasonable terms of raw materials and other third party manufactured products; exposure to product liability and other lawsuits and contingencies; dependence on third party suppliers, distributors and collaboration partners; the ability to timely and cost effectively integrate acquisitions; uncertainty associated with pre-clinical studies and clinical trials and regulatory approval; uncertainty of market acceptance of new products; the difficulty of predicting FDA approvals; risks with respect to technology and product development; the effect of competing products and prices; uncertainties regarding intellectual property protection; uncertainties as to the outcome of litigation; changes in operating results; impact of competitive products and pricing; product development; changes in laws and regulations; customer demand; possible future litigation; availability of future financing and reimbursement policies of government and private health insurers and others; and other risks and uncertainties detailed in Endo's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 9, 2000, as amended. Readers should evaluate any statement in light of these important factors.

The following table presents the Company's consolidated statements of operations for the three months and six months ended June 30, 2001 and 2000:


                                        Endo Pharmaceuticals Holdings Inc.

                                Consolidated Statements of Operations (unaudited)

                                 (in thousands, except share and per share data)

                                                             Three Months Ended                  Six Months Ended

                                                                  June 30,                           June 30,
                                                           2001             2000              2001              2000
                                                           ----             ----              ----              ----
NET SALES                                               $67,857           $41,934          $107,239          $68,934
COST OF SALES                                            21,032            16,271            33,681           28,333
                                                         ------            ------            ------           ------

GROSS PROFIT                                             46,825            25,663            73,558           40,601
COSTS AND EXPENSES:
     Selling, general and administrative                 19,453            14,065            35,343           26,138

     Research and development                             8,336             4,668            17,510            7,696

     Depreciation and amortization                       12,377             2,175            24,776            4,326

     Separation benefits                                                                                      22,034

OPERATING INCOME (LOSS)                                   6,659             4,755           (4,071)          (19,593)
INTEREST EXPENSE, Net                                     2,903             3,781             6,443            7,718
                                                          -----            ------             -----            ------

INCOME (LOSS) BEFORE INCOME TAX BENEFIT                   3,756               974          (10,514)         (27,311)
                                                         ------           -------          --------           -------

INCOME TAX (BENEFIT)                                      1,025               366              993          (10,325)
                                                         ------           -------          --------           -------

NET INCOME (LOSS)                                        $2,731              $608         $(11,507)        $(16,986)
                                                         ======              ====         =========        =========
NET INCOME (LOSS) PER SHARE:
       Basic                                               $.03              $.01            $(.13)           $(.24)
       Diluted                                             $.03              $.01            $(.13)           $(.24)

     Weighted average shares

       Basic
                                                     89,138,950        71,328,424        89,138,950       71,326,680
       Diluted
                                                     89,212,515        71,328,424        89,138,950       71,326,680



         The following table presents the Company's unaudited condensed consolidated balance sheet data at June 30, 2001 and December 31, 2000:



                     Endo Pharmaceuticals Holdings Inc.
           Condensed Consolidated Balance Sheet Data (unaudited)

                                               (in thousands)

                                                   June 30,        December 31,

                                                     2001              2000
                                                     ----              ----
ASSETS
     Cash and cash equivalents                       $67,027         $ 59,196
     Other current assets                             99,578          113,858
                                                    --------         --------
     Total current assets                            166,605          173,054
     Property and equipment, net                       6,742            5,742
      Goodwill and other intangibles, net            260,766          284,560
     Deferred income taxes                             1,205              736
     Restricted cash                                     150              150
     Other assets                                      5,689            3,598
                                                    --------         --------
TOTAL ASSETS                                        $441,157         $467,840
                                                    ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
     Total current liabilities                      $ 80,407         $100,295
     Long-term debt, less current portion            156,075          162,154
     Other liabilities                                18,009            7,218
     Total stockholders' equity                      186,666          198,173




     The following table presents the Company's unaudited net sales for the three months and six months ended June 30, 2001 and 2000:

                                 Endo Pharmaceuticals Holdings Inc.

                                        Net Sales (unaudited)

                                           (in thousands)

                               Three Months Ended            Six Months Ended

                                    June 30,                    June 30,
                             2001             2000         2001        2000
                             ----             ----         ----        ----

        Percocet(R)         $36,242       $ 18,566      $56,401      $30,861
        Lidoderm(R)           7,022          4,006       10,665        5,490
        Other Brands          3,589          7,389        8,591       12,992
                           --------       --------     --------       ------
Total Brands                $46,853        $29,961      $75,657      $49,343
Total Generics              $21,004        $11,973      $31,582      $19,591
                           --------       --------     --------      -------
        Total Net Sales     $67,857        $41,934     $107,239      $68,934
                           ========        =======     ========      =======


         Endo is a fully integrated specialty pharmaceutical company with market leadership in pain management. The company researches, develops, produces and markets both branded and generic pharmaceutical products primarily for the treatment of pain. Endo has a portfolio of thirteen branded products that includes established brands such as Percocet(R) and Percodan(R), opioid analgesics. This and past press releases of Endo Pharmaceuticals Holdings Inc. are available at Endo's web site at http://www.endo.com.

(1) Endo's credit facility defines Consolidated EBITDA as consolidated net income for the applicable period plus, without duplication and to the extent deducted from revenues in determining consolidated net income for that period, the sum of (a) the aggregate amount of consolidated cash interest expense for the period, (b) the aggregate amount of letter of credit fees paid during the period, (c) the aggregate amount of income tax expense for the period, (d) all amounts attributable to depreciation and amortization for the period, (e) all extraordinary charges during the period and (f) all other non-cash charges during the period; and minus, without duplication and to the extent added to revenues in determining consolidated net income for such period, the sum of (i) all extraordinary gains during the period and (ii) all other non-cash gains during such period, all as determined on a consolidated basis with respect to Endo and subsidiaries in accordance with generally accepted accounting principles.

                                 **********